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                                                       HANOVER DIRECT

FOR IMMEDIATE RELEASE

CONTACT:  Hanover Direct, Inc.              AGG International Public Relations
Brian C. Harriss                            Paula Zwerdling / paula@aggintl.com
Sr. VP - Chief Financial Officer            Paul Scott / paulscott@aggintl.com
Tel: (201) 272-3224                         Tel: (212) 869-8230

                     HANOVER DIRECT ELECTS BASIL REGAN TO
                              BOARD OF DIRECTORS


WEEHAWKEN, NJ, March 6, 2000 - Hanover Direct, Inc. (AMEX: HNTV) today announced the election of Basil P. Regan to the Company's Board of Directors. The election of Mr. Regan became effective March 1, 2000 bringing the total number of directors to twelve.

"We are extremely pleased to announce the election of Basil to our Board," stated Rakesh K. Kaul, President and CEO of Hanover Direct, Inc. "His more than thirty years of experience as an investment and portfolio manager will help guide Hanover Direct to increase its visibility within the investment community."

Regan Partners, L.P. holds approximately 20% of Hanover Direct.

Basil Regan founded Regan Partners, L.P. in 1989 as a limited partnership that invests primarily in undervalued companies implementing new growth strategies as they realize their true wealth potential. Prior to founding Regan Partners, Mr. Regan held positions at several investment and portfolio management companies. He acted as Vice President and Director of Equity Research at Reliance Group Holdings. He was a Partner at PPN Partners, a Portfolio Manager at Steinhardt Partners and Senior Vice President and Director of Research at The Madison Fund. Regan earned his B.A. from Colgate University and his M.B.A. from Columbia University.

Hanover Direct, Inc. (AMEX: HNV), and its business units, provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Brands, Inc. is comprised of the Company's catalog and e-commerce web site portfolio of home fashions, apparel and gift brands, including DOMESTICATIONS, THE COMPANY STORE, TURLYA, DOMESTICATIONS KITCHEN & GARDEN, KITCHEN & HOME, ENCORE, IMPROVEMENTS, THE SAFETY ZONE, SILHOUETTES, TWEEDS, INTERNATIONAL MALE, UNDERGEAR, AND GUMP'S BY MAIL. Hanover Direct is the exclusive distributor of the COMPAGNIE DE LA CHINE brand in North America; the Company owns GUMP'S, a retail store based in San Francisco; and the Company has a majority equity stake in ALWAYS IN STYLE(R). Each brand can be accessed on the Internet individually by name. Erizon, Inc. is comprised of Keystone Internet Services, Inc. (www.keystoneinternet.com), the Company's third party, end-to-end, fulfillment, logistics and e-care provider, and Desius, LLC, the Company's joint venture with RS Software India, Limited, offering 24/7-web shop services and e-commerce systems development. The division also services the logistical, IT and fulfillment needs of the Hanover Brands division. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.


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